Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-230469

PRICING TERM SHEET
May 26, 2020
$25,000,000
SCORPIO TANKERS INC.
1,000,000
7.00% FIXED RATE SENIOR UNSECURED NOTES DUE 2025
The information in this pricing term sheet relates to the offering of the 7.00% Fixed Rate Senior Unsecured Notes due 2025 of Scorpio Tankers Inc. (the “Offering”) and should be read together with the preliminary prospectus supplement dated May 26, 2020 relating to the Offering (the “Preliminary Prospectus Supplement”) and the prospectus dated March 22, 2019, including the documents incorporated by reference therein, relating to Registration Statement No.333-230469.  The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus.  Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.
Issuer	Scorpio Tankers Inc.
Securities Offered	7.00% Fixed Rate Senior Unsecured Notes due 2025 (the “Notes”)
Principal Amount	$25,000,000
Over-allotment Option	$3,750,000 principal amount
Maturity	June 30, 2025
Coupon	7.00%
Interest Payment Dates	March 30, June 30, September 30 and December 30 of each year, commencing June 30, 2020

Record Dates	March 15, June 15, September 15 or December 15 of each year (whether or not a Business Day), immediately preceding the relevant Interest Payment Date
Trade Date	May 27, 2020
Settlement Date	May 29, 2020
Public Offering Price	$25.00 per Note
Underwriters’ Discount	$0.7875 per Note
Underwriters’ Purchase Price from Issuer	$24.2125 per Note
Net Proceeds to the Issuer (before expenses)	$24,212,500 (assuming no exercise of the underwriters’ option to purchase additional Notes)
Denominations	$25.00 and integral multiples of $25.00 in excess thereof
Optional Redemption
The Notes may be redeemed for cash, in whole or in part, at any time at our option (i) on or after June 30, 2022 and prior to June 30, 2023, at a redemption price equal to 102% of the principal amount to be redeemed, (ii) on or after June 30, 2023 and prior to June 30, 2024, at a redemption price equal to 101% of the principal amount to be redeemed, and (iii) on or after June 30, 2024 and prior to maturity, at a redemption price equal to 100% of the principal amount to be redeemed, in each case, plus accrued and unpaid interest to, but excluding, the date of redemption, as described under “Description of Notes⸻ Optional Redemption.”

Redemption Upon a Change in Control
If a “Change of Control” occurs prior to June 30, 2022, the Issuer shall have the right to repurchase the Notes, in whole but not in part, within 90 days of the occurrence of the Change of Control, at a redemption price equal to 104% of the principal amount to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption, upon the occurrence of certain change of control events, as described under “Description of Notes⸻Optional Redemption Upon Change of Control.”

Ratings	The Notes will not be rated by any nationally recognized statistical rating organization
Listing
The Issuer has submitted an application to list the Notes on the New York Stock Exchange under the symbol “SBBA.”  If approved for listing, trading on the New York Stock Exchange is expected to commence within 30 days after the Notes are first issued

CUSIP/ISIN	80918T 208 / US80918T2087

Joint Book-Running Managers	B. Riley FBR, Inc. Ladenburg Thalmann & Co. Inc Janney Montgomery Scott LLC William Blair & Company, L.L.C.
Co-Managers	Boenning & Scattergood, Inc. Incapital LLC National Securities Corp. Wedbush Securities Inc.
Certain Covenants	The indenture governing the Notes will include the covenants described under “Description of Notes—Certain Covenants” in the Preliminary Prospectus Supplement

This communication is intended for the sole use of the person to whom it is provided by us.  This communication does not constitute an offer to sell the Notes and is not soliciting an offer to buy the Notes in any jurisdiction where the offer or sale is not permitted.
Scorpio Tankers Inc. (“Scorpio”) has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents Scorpio has filed with the SEC for more complete information about Scorpio and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Scorpio, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling B. Riley FBR, Inc. at (703) 312-9580 or by emailing prospectuses@brileyfbr.com.